Filed by AMEC plc

This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933

Subject Company: Foster Wheeler AG

Commission File Number: 001-31305

Date: September 26, 2014

IMPORTANT INFORMATION:

This material is for informational purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This material is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the US Securities Act of 1933, or an exemption therefrom.

In connection with the proposed offer, AMEC expects to file a registration statement on Form F-4, which will include a prospectus (the “prospectus”), and a Tender Offer statement on Schedule TO (the “Schedule TO”). The proposed offer will be made exclusively by means of, and subject to, the terms and conditions set out in, an offer document containing and setting out the terms and conditions of the offer and a letter of transmittal to be delivered to Foster Wheeler, filed with the United States Securities and Exchange Commission (the “SEC”) and mailed to Foster Wheeler shareholders. The proposed offer will be made by AMEC or an affiliate of AMEC and not by any other person, including Bank of America Merrill Lynch or Barclays.

The release, publication or distribution of this material in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this material is released, published or distributed should inform themselves about and observe such restrictions.

SHAREHOLDERS OF FOSTER WHEELER ARE URGED TO READ ANY DOCUMENTS REGARDING THE PROPOSED OFFER WHEN THEY BECOME AVAILABLE (INCLUDING THE EXHIBITS THERETO) AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED OFFER.

The registration statement, the Schedule TO and other related documents in relation to the proposed offer will be available electronically without charge at the SEC’s website, www.sec.gov, after they have been filed. Any materials filed with the SEC may also be obtained without charge at AMEC’s website, www.amec.com and on AMEC’s and Foster Wheeler’s common website, www.amecandfosterwheeler.com.

This material does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will deposits be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, AMEC may, in its sole discretion, take such action as it may deem necessary to extend an offer in any such jurisdiction.

Forward-looking statements

This material contains statements which constitute “forward-looking statements”. Forward-looking statements include any statements related to the expected benefits or estimated synergies resulting from a transaction with Foster Wheeler and are generally identified by words such as “believe,” “expect,” “anticipate,” “intend,” “estimate,” “will,” “may,” “continue,” “should” and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of AMEC, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements.

AMEC does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

The following was posted on AMEC’s intranet (AMECnet) and on AMEC’s and Foster Wheeler’s common site (www.amecandfosterwheeler.com) on September 26, 2014:

This week I would like to share with you the outcomes from the second Integration Master Planning Session held last week. What an energised group as you will see!

During the session the AMEC work stream leads updated each other on plans and developments and checked their inter-stream requirements and potential areas of intense activity pre and post Day 1.

I am pleased to report that great progress has been made and that this session included many more of our future colleagues from Foster Wheeler plus the AMEC regional integration champions, in total over 40 people. This broadening of the audience added to even greater scrutiny of each of the plans. The decision to keep both businesses operating as they are for the remainder of 2014 and to introduce the new operating structure in the new year, as I informed you in one my recent updates LINK, further maximises the opportunity to build excitement and manage anxiety whilst protecting the base businesses through year end.

The session delegates were updated on the mechanics of the offer process and given an insight into the accounting and reporting changes required by having shares in our new company listed both in the UK and the US, as well as on facts related to the process of being compliant with The Sarbanes Oxley Act of 2002, the US law which sets corporate governance standards for all US company boards, management and public accounting firms. They were also given an overview of both companies and how they operate. And they learned about the development of the new company’s brand and what it means as well as values and vision for our new business (do not forget that over 130 of you were involved in creating our new values and I am proud of the outcome). That led to ideas of how each work stream will need to reinforce the branding and ensure that we live and breathe our new combined cultural approach following Day 1. In the future, there will be an even bigger task for all of us — to embed our new vision, values and subsequently behaviours.

After validating Day 1 integration readiness, every work stream lead walked the wall from Day 1 through to the end of Q1 2015 — this is the giant plan of action (as you can see in the photograph), to illustrate their key activities and their timings. The work stream leads are now finalising these details into our overall plan.

I think the photographs illustrate the positive collaborative effort and the overall mood of the attendees who captured the following thoughts on the meeting:

•                  Great interactions and challenges to each work stream

•                  Seeing the new brand content really brings the future to life

•                  Walking the wall helped visualise objectives, deliverables and their interdependencies

•                  The de-couple of Day 1 from operating model launch maximises the opportunity to build excitement and manage anxiety whilst protecting the base businesses through year end

•                  The plan to end of this year, beyond that already detailed to Day 1, is taking shape and can now be now elaborated further

•                  We continue to review, plan for and mitigate key risks.

As I said I am extremely pleased with the progress so far. Have you got any question related to the planned acquisition? Do not forget to regularly check the FAQs section on the common site LINK which covers questions asked so far or email your question according to instructions on the site.

Samir Brikho